CHARDAN 2008 CHINA ACQUISITION CORP.
NO. 2206, A ZONE
CHAOWAI, SOHO
NO. 6B CHAOWAI STREET
CHAOYANG DISTRICT
BEIJING 100021, CHINA

SUPPLEMENT TO PROXY STATEMENT DATED DECEMBER 28, 2009

You recently received a Proxy Statement dated December 28, 2009 (the “Proxy Statement”) in connection with the solicitation of proxies by the Board of Directors of Chardan 2008 China Acquisition Corp.,  (the "Company") for the extraordinary general meeting of shareholders of the Company (the “Meeting”) to be held at the offices of Chardan 2008’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154 on January 11, 2010 at 10:00 a.m. for the following purposes:

•
Acquisition Proposal --- to approve the transactions contemplated by the Master Acquisition Agreement (the “Acquisition Agreement”) including the acquisition of a controlling interest in DAL Group, LLC (the “Acquisition Proposal”);

•
Election of Directors --- to elect seven (7) directors to the Board of Directors of Chardan 2008, each to serve until his or her term has expired and until his or her successor is duly elected and qualified (the “Election of Directors”);

•
Incentive Plan Proposal ---- to adopt the 2009 Equity Incentive Plan, the “Equity Incentive Plan,” which reserves up to 1,570,000 Chardan 2008 ordinary shares for issuance to the directors, employees and consultants of Chardan 2008 and its subsidiaries (the “Incentive Plan Proposal”);

•	Name Change Proposal --- to amend Chardan 2008’s Amended and Restated Memorandum and Articles of Association to change the name of Chardan 2008 to DJSP Enterprises, Inc. (the “Name Change Proposal”);

•
Amendment Proposal--- to amend and restate Chardan 2008’s Amended and Restated Memorandum and Articles of Association (the “Articles”) to the extent necessary to give effect to the transactions contemplated in the Acquisition Agreement (the “Amendment Proposal”); and

•	Adjournment Proposal --- to approve of any adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies (the “Adjournment Proposal”).

On or about December 28, 2009, the Company mailed to you a detailed proxy statement that contains a description of the proposed transaction. The  Proxy  Supplement should  be read in conjunction with the Proxy Statement and is being provided to you to amend the following information which has changed from the information originally disclosed in the Proxy  Statement, specifically:

1.           Classes of Board of Directors:  The Board will now be divided into THREE classes and not four; and

2..          Additional Changes to Certain Agreements:  The amendments to the Articles will also include revisions to reflect the change in the classes of the Board of Directors described above.  The parties have also proposed certain changes to the voting agreement which are described in the attached Proxy Supplement.  In addition, the terms of the Stern Note and the terms of the payment of the Post-Closing Cash will provide that the involuntary removal of Stern as President and CEO of Chardan 2008 and DAL without cause constitutes an event of default under such obligations.

If you need another copy of the Proxy Statement, please contact Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, 206-870-8565, Attention:  Karen Smith.

Your vote is important. Whether or not you expect to attend the special meeting in person, please complete, date and sign the proxy card that was enclosed with the proxy statement and mail it in the postage-paid envelope to ensure that your shares will be represented and voted at the extraordinary  meeting.

Dated: January 6, 2010	By Order of the Board of Directors,
/s/ Kerry Propper
Kerry Propper
Chairman and Chief Executive Officer

SUPPLEMENT NO. 1 DATED JANUARY 6, 2010
TO
PROXY STATEMENT
DATED DECEMBER 28, 2009

CHARDAN 2008 CHINA ACQUISITION CORP.

Extraordinary General Meeting of Shareholders

January 11, 2010

This first supplement to the Proxy Statement dated December 28, 2009 is furnished in connection with the solicitation by our Board of Directors of proxies to be used at the Extraordinary General Meeting of Shareholders of the Company to be held at the offices of our counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154 on January 11, 2010, at 10:00 a.m., EST, and at any and all adjournments thereof (the “Meeting).  This supplement will be mailed to shareholders on or about January 7, 2010. Capitalized terms not defined herein shall have the meaning as set forth in the Proxy Statement dated December 28, 2009 (“Proxy Statement”).

Voting Information, Election of Directors and Amendment Proposal.  The Board of Directors has fixed December 23, 2009 as the date for determining Chardan 2008 shareholders who are entitled to receive notice of and vote at the extraordinary general meeting and any adjournment thereof. Only holders of record of Chardan 2008 ordinary shares on such record date are entitled to have their votes counted at the extraordinary general meeting or any adjournment. At such date, the Company had outstanding 9,166,666 ordinary shares. Each share entitles the holder to one vote upon each matter to be voted upon at the Meeting. A majority of the outstanding shares entitled to vote represented in person or by proxy will constitute a quorum for the Meeting. Chardan 2008’s initial shareholders have agreed to vote 2,291,666 ordinary shares of Chardan 2008 (all of which are owned by Chardan 2008’s current officers and directors and their affiliates, acquired by them prior to Chardan 2008’s initial public offering) in accordance with the majority of the votes cast by holders of the shares purchased in the Company’s initial public offering.

The quorum for the transaction of business at the meeting consists of stockholders present in person, or represented by proxy holding not less than a majority of the issued and outstanding ordinary shares.  The election of each director and the approval of the Amendment Proposal will require the affirmative vote of shareholders holding a majority of the outstanding ordinary shares voting at the Meeting, provided that there is a quorum.

If the proxy ballot is properly signed and returned to the Company and not revoked, it will be voted in accordance with the instructions contained in the ballot.  Unless contrary instructions are given, the persons designated as proxy holders in the proxy ballot will vote “FOR” the election of the following director nominees and “FOR” the Amendment Proposal:

Name	Class*	Term
Kumar Gursahaney and Nicholas Adler	Class A	initial term of one year and subsequent terms of three years
Mark P. Harmon and Juan V. Ruiz	Class B	initial term of two years and subsequent terms of three years
David J. Stern, Matthew Kayton and Jerry Hutter	Class C	initial term of three years and subsequent terms of three years
_____________________
*   The Proxy Statement dated December 28, 2009 had four classes of director nominees.  Messrs. Hutter and Stern were Class D director nominees and have now been moved to become Class C director nominees and Juan V. Ruiz has been moved from being a Class C director nominee to a Class B director  nominee.

Article 11.2.2 of the Company’s Articles of Association attached as Annex B to the Proxy Statement will be revised to read as follows in order to reflect the change in the number of classes of directors:

“11.2.2
  The directors shall be divided into three classes:  Class A, Class B, and Class C.  The number of directors in each class shall be as nearly equal as possible.  There shall be two Class A and Class B directors, and three Class C directors.  The two Class A directors shall stand elected for a term expiring at the Company’s first annual general meeting following the adoption of these Second Amended and Restated Articles, the two Class B director shall stand elected for a term expiring at the Company’s second annual general meeting following the adoption of these Second Amended and Restated Articles, and the three Class C Directors shall stand elected for a term expiring at the Company’s third annual general meeting following the adoption of these Second Amended and Restated Articles.

Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election.  Except as the Act or other applicable law may otherwise require, in the interim between annual general meetings or general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in these articles), or by the sole remaining director.  All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.  A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.”

Each  proxy granted may be revoked by the shareholder at any time before it is exercised by filing with our corporate secretary a revoking instrument or a duly executed proxy bearing a later date, or by voting in person at the Meeting; attendance at the Meeting will not, in itself, revoke the proxy.

If the Acquisition Proposal is not approved, the Election of Directors and Amendment Proposal will not be given effect, even if approved. In addition, appointment of the candidates to the Board of Directors is contingent on consummation of the Acquisition Proposal, and if the Acquisition Proposal is not ultimately consummated, the candidates will not be appointed to the Chardan 2008 Board of Directors.

Our board of directors recommends that stockholders vote “FOR” the director nominees named above and “FOR” the Amendment Proposal, and, unless a shareholder gives instructions on the proxy ballot to the contrary or a broker non-vote is indicated on the proxy ballot, the appointees named thereon intend so to vote.

Changes to the Voting Agreement.   As of closing of the transactions contemplated by the Acquisition Proposal, the Stern Contributors, FlatWorld, Chardan 2008 and certain designated shareholders of Chardan 2008 (the ‘‘Principals’’) will enter into a voting agreement relating to the election of nominees for the Board of Directors of the Company.

Pursuant to the terms of the voting agreement as originally proposed, the parties other than Chardan 2008 would agree to vote all of the Chardan 2008 shares held by them in favor of four nominees to the Chardan 2008 board of directors designated by Stern (each a ‘‘Stern Designee’’), two nominees designated by the Principals (each a ‘‘Principal Designee’’) and Juan V. Ruiz (the ‘‘DAL Nominee’’). It was originally proposed that Chardan 2008 would agree that, to the extent permissible under applicable rules of the Nasdaq Stock Market LLC (“Nasdaq”), it would nominate the designees of the various parties described in the foregoing sentence. If the number of nominees that Chardan 2008 can designate under the Nasdaq rules is less than all seven, then Chardan 2008 would nominate directors as follows: (i) if Chardan 2008 can only nominate two or fewer nominees, Chardan 2008 would nominate Stern Nominees for these positions, (ii) if Chardan 2008 can only nominate three nominees, Chardan 2008 would nominate two Stern Nominees and one Principal Nominee, or (iii) if Chardan 2008 can only nominate four, five or six nominees, Chardan 2008 would nominate one Principal Nominee, the DAL Nominee and the remainder Stern Nominees.

Subject to Nasdaq approval, the parties are proposing a modification to Chardan 2008’s obligation to nominate director nominees described above.  Such modification would allow the holders of the DAL Common Units and the Series A Preferred Units (other than Chardan 2008), to designate, after the date upon which such holders have the right to exchange such units for Chardan ordinary shares, by majority vote, a number of nominees to the Chardan 2008 Board of Directors based on their ownership percentage of Chardan 2008, assuming their DAL Common Units and Series A Preferred Units were exchanged for Chardan ordinary shares.  Initially, it is expected that  would allow such holders to nominate three nominees based on an assumed exchange of their DAL Common Units and the Series A Preferred Units into 4,366,667 ordinary shares. The existing shareholders of Chardan 2008 that are parties to the voting agreement would at the same time be able to nominate one independent Board nominee as long as they still hold ordinary shares of Chardan 2008.  If such modification is not permitted by Nasdaq, it will not be included in the revised Voting Agreement and the provision will remain as originally proposed.

The other terms of the voting agreement remain the same.  The term of the voting agreement is five years from the closing of the transactions contemplated by the Acquisition Proposal, or shorter in certain other events, including: a liquidation (as defined by Chardan 2008’s Memorandum and Articles of Association); the occurrence of a merger or similar transaction in which Chardan 2008 is not the surviving entity; after the Post-Closing Cash has been paid in full, termination of Stern’s employment by Chardan 2008 and all of its affiliates or the termination of the Services Agreement between DJS and DJS LLC or any agreement succeeding it.

Stern Note and Payment of the Post Closing Cash. The terms of the Stern Note and the terms of the  payment of the Post-Closing Cash will include as an event of default the involuntary removal of Stern as President and CEO of Chardan 2008 and DAL without cause.  Upon the occurrence of such an event of default, the holders of such debt will have all right, powers and remedies set forth in the related loan documents or under applicable law, including the right to accelerate the maturity of such obligations.

Additional Information.  Please note that the Company has adopted a Code of Conduct and Ethics on August 1, 2008 which was filed as Exhibit 14 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on August 4, 2008.

By Order of the Board of Directors,

/s/ Kerry Propper

Kerry Propper
Chairman and Chief Executive Officer